Filed Pursuant to Rule 433
Registration No. 333-135464
The issuer has filed a Market-Making Prospectus with the U.S. Securities and Exchange Commission (SEC) for the public offering of the issuer’s 7.50% senior notes due 2016, which closed on July 26, 2006. Goldman, Sachs & Co. is continuing to make a market in the senior notes pursuant to the Market-Making Prospectus. Before you invest in the issuer’s senior notes, you should read the Market-Making Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and an investment in its senior notes. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the Market-Making Prospectus if you so request by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 29, 2006

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
(Exact Name of Registrant as Specified in Charter)

Bermuda (State or Other Jurisdiction of Incorporation	001-32938 (Commission File Number)	98-0481737 (I.R.S. Employer Identification No.)
27 Richmond Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices and Zip Code)
Registrant’s telephone number, including area code: (441) 278-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan
     On December 29, 2006, the Newmarket Underwriters Insurance Company Supplemental Executive Retirement Plan (the “NUIC SERP”) and the Allied World Assurance Company, Ltd Supplemental Executive Retirement Plan (the “AWAC SERP”) were combined with and merged into the Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan (the “SERP”), effective as of January 1, 2005, and the NUIC SERP and AWAC SERP ceased to be operative as of such date. Newmarket Underwriters Insurance Company, Allied World Assurance Company, Ltd and Allied World Assurance Company (U.S.) Inc. (“AWAC US”) are subsidiaries of Allied World Assurance Company Holdings, Ltd (the “Company”).
     The purpose of the SERP is to provide specified benefits to a group of senior management of the Company’s operating subsidiaries (currently all assistant vice presidents and up) who pay U.S. income tax and who contribute materially to the continued growth, development and future business success of the Company’s operating subsidiaries. The SERP permits the Company’s operating subsidiaries to adopt the SERP (each an “Employer”) and provide benefits to eligible employees under one supplemental executive retirement plan, which enables all of the Company’s operating subsidiaries to have consistent plan benefits and also enables employees to be moved more easily within the Company’s group of subsidiaries without a change in their benefits. The SERP is intended to comply with Section 409A (“Section 409A”) of the Internal Revenue Code of 1986 and shall be interpreted and administered, as necessary, to comply with such provisions. The trust under the SERP is a grantor trust for the benefit of participants in the SERP and remains subject to the claims of creditors.
     The SERP is filed as Exhibit 10.1 and is incorporated herein by reference. The description of the SERP contained herein is qualified in its entirety by reference to the SERP filed herewith.
     Under the SERP, the Employer will make a contribution equal to 10% of a participant’s annual salary and participants may voluntarily contribute up to 25% of their annual salary (for these purposes annual salary is capped at $200,000 or such higher amount as determined by the Employer). Employee contributions to the SERP vest immediately. There is a five-year cumulative vesting period for all Employer contributions so that upon completion of five years of service, a participant will be 100% vested in all prior and future contributions made on his or her behalf by the Employer. Employer contributions shall also fully vest upon a participant retiring after attaining the age of 65, the termination of employment on account of a participant’s death or disability, the termination of the SERP or a “change in control” (as defined in the SERP). Notwithstanding these vesting provisions, a participant shall forfeit all vested and unvested Employer contributions if he or she is terminated for cause. Participating in the SERP, as opposed to participating in the NUIC SERP or AWAC SERP, will not materially effect the total compensation of our named executive officers.
     Section 409A-related changes to the SERP include:
     (1)     A participant making a subsequent election to delay receipt of benefits or to change the form of such payment must comply with the following limitations: (i) such election may not take effect until at least 12 months after the date on which the election is made; (ii) except in certain prescribed circumstances, no payments specified in a subsequent election may be made during the five-year period commencing on the date distribution of benefits would have commenced but for such subsequent election; and (iii) with respect to a subsequent election related to benefits payable pursuant to a fixed schedule or payable at a specified time, such election may not be made less than 12 months prior to the date of the first scheduled payment.
     (2)     A Section 409A-compliant provision for accelerated vesting and distribution upon a change in control, which is triggered by acquisition of 50% or more of the voting power of the Company, among other ways.
     (3)     Payment of benefits to a “key employee” must be postponed until six months after such employee’s separation from service.

Separation and Release Agreement with Jordan M. Gantz
     Effective as of the close of business on December 31, 2006 (the “Termination Date”), Jordan M. Gantz, Executive Vice President and Chief Underwriting Officer of the Company, voluntarily terminated his employment with the Company and its subsidiaries and resigned from all positions he held as an employee, officer or director of the Company or its subsidiaries. The Company and Mr. Gantz have entered into a Separation and Release Agreement, dated as of the Termination Date (the “Agreement”), a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The description of the Agreement contained herein is qualified in its entirety by reference to the Agreement filed herewith.
     Under the Agreement, the Company agrees to continue to pay Mr. Gantz’s base salary (at a rate of $425,000 per annum) during the nine-month period immediately following the Termination Date (the “Severance Period”) in accordance with the Company’s normal payroll practices, or a discounted lump sum payment if the parties agree otherwise. The Agreement also provides for the following payments and benefits to Mr. Gantz: (1) up to $1,000 per month for equivalent medical and dental benefits provided under the Company’s plans through a provider chosen by Mr. Gantz terminating on the earlier to occur of (i) the end of the Severance Period or (ii) the date on which Mr. Gantz is eligible to receive benefits under such plans of a subsequent employer; (2) a cash payment equal to the value of all unused vacation days accrued through the Termination Date; (3) receipt of any benefits accrued through the Termination Date under any employee benefit plans and programs he participated in as an employee of the Company or its subsidiaries; (4) rent and utility payments on his leased premises in Bermuda until the Termination Date; (5) $100,000 to cover his repatriation and shipping expenses between Bermuda and the United States; and (6) reimbursement for any un-reimbursed reasonable business expenses and additional tax obligations caused by the U.S. Tax Increase and Prevention and Reconciliation Act 2005, each in accordance with Company policy. In addition, all vested stock options held by Mr. Gantz as of the Termination Date shall remain exercisable for three months following the Termination Date, in accordance with the Company’s Amended and Restated 2001 Employee Stock Option Plan.
     Subject to certain limitations, the Agreement provides for a mutual general release of claims by both parties. Mr. Gantz is also subject to continued confidentiality and cooperation obligations. The Company has the right to recover certain payments to Mr. Gantz should he breach the Agreement. The Company also agrees to continue to advance any legal or other expenses reasonably incurred by Mr. Gantz solely in connection with his involvement in any investigation or proceeding undertaken by the Attorney General of Texas (or similar body) arising from his employment with the Company.
Item 9.01.  Financial statements and Exhibits
(d)     Exhibits.

Exhibit No.	Description

10.1	Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan.

10.2	Separation and Release Agreement, dated as of December 31, 2006, between Allied World Assurance Company Holdings, Ltd and Jordan M. Gantz.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

Dated: January 5, 2007	By:	/s/ Wesley D. Dupont
Name: Wesley D. Dupont
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

10.1	Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan.

10.2	Separation and Release Agreement, dated as of December 31, 2006, between Allied World Assurance Company Holdings, Ltd and Jordan M. Gantz.

Exhibit 10.1
ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
(Effective as of January 1, 2005)

-i-

ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
Purpose
     The purpose of the Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan is to provide specified Benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Allied World Assurance Company (U.S.) Inc., a Delaware corporation, or its Affiliates. The Plan is intended to comply with Section 409A and shall be interpreted and administered, as necessary, to comply with such provisions. The Plan is also intended to permit Affiliates (as defined below) of Allied World Assurance Company (U.S.) Inc. to provide benefits to eligible Participants (as defined below) under one supplemental executive retirement plan. Accordingly, effective as of January 1, 2005, the Newmarket Underwriters Insurance Company Supplemental Executive Retirement Plan (the “NUIC SERP”) and the Allied World Assurance Company, Ltd Supplemental Executive Retirement Plan (the “AWAC SERP”) shall be combined with and merged into the Plan, and the NUIC SERP and AWAC SERP shall cease to be operative as of such date. The trusts under the NUIC SERP and AWAC SERP have been transferred to the Trust (as defined below) under the Plan.
Article 1
Definitions
     Unless otherwise clearly apparent from the context, the following phrases and terms shall have the meanings indicated:
     1.1 “Account” shall mean, with respect to a Participant, any or all of a Participant’s Deferral Account or Employer Contribution Account.
     1.2 “Affiliates” shall mean an affiliate within the meaning of Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     1.3 “Annual Deferral Amount” shall mean for any Plan Year the portion of a Participant’s Earnings that is deferred pursuant to Article 3.
     1.4 “Annual Installment Method” shall mean a method of distributing the balance in a Participant’s Account wherein such balance is distributed in annual installments up to ten years, as elected by the Participant (the “Installment Period”). The amount of each annual installment shall be computed as follows: the amount of each annual installment shall equal (i) the vested balance in the Account, as of the Measurement Date immediately preceding the date the installment is paid, divided by (ii) the number of years remaining in the Installment Period. For purposes hereof, “Measurement Date” shall mean the first day of the month next preceding the date on which the annual installment is paid or such other date (determined by the Committee) as of which the vested balance in an Account is determined, provided, that in no event shall the amount of any annual installment exceed the vested balance in the Participant’s Account as of the date on which any such installment is paid.

     1.5 “Appeals Committee” shall mean the committee designated to hear appeals pursuant to Section 12.3.
     1.6 “Beneficiary” shall mean one or more persons, trusts, estates or other entities, designated in accordance with Article 8, that are entitled to receive Benefits upon the death of a Participant.
     1.7 “Beneficiary Designation Form” shall mean the form established from time to time by the Committee that a Participant completes, signs and returns to the Committee to designate one or more Beneficiaries.
     1.8 “Benefit” or “Benefits” shall mean the vested balance of a Participant’s Account payable under the Plan.
     1.9 “Board” shall mean the board of directors of the Company.
     1.10 “Change in Control” shall mean and be deemed to occur if:
(a)	any “person” (as such term is defined in Section 3(a)(9) and as used in Sections 13(d) and 14(d) of the Exchange Act), excluding the Parent Company or any or its subsidiaries, a trustee or any fiduciary holding securities under an employee benefit plan of the Parent Company or any of its subsidiaries, an underwriter temporarily holding securities pursuant to an offering of such securities or a corporation owned, directly or indirectly, by shareholders of Parent Company in substantially the same proportion as their ownership of Parent Company, is or becomes the “beneficial owner” as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of securities of Parent Company representing 50% or more of the combined voting power of Parent Company’s then outstanding securities (“Voting Securities”);

(b)	during any period of not more than two years, individuals who constitute the Board of Parent Company as of the beginning of the period and any new director (other than a director designated by a person who has entered into an agreement with Parent Company to effect a transaction described in paragraphs (a) or (c) of this Section 1.10) whose election by the Board or nomination for election by Parent Company’s shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at such time or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof;

(c)	the shareholders of Parent Company approve a merger, consolidation, amalgamation or reorganization or a court of competent jurisdiction approves a scheme of arrangement of Parent Company, other than a merger, consolidation, amalgamation, reorganization or scheme of arrangement which would result in the Voting Securities of Parent Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 50% of the combined voting power of the Voting Securities of Parent Company or such surviving entity outstanding immediately after such merger, consolidation, amalgamation, reorganization or scheme of arrangement;

(d)	the shareholders of Parent Company approve a plan of complete liquidation of Parent Company or any agreement for the sale or disposition by Parent Company of all or substantially all of its assets;

(e)	with respect to any Employer, a Change in Control would occur applying the rules in clause (a) hereof as if such Employer were the Parent Company, which Change in Control shall apply only to Employees of any such Employer; or

(f)	with respect to any Employer, the shareholders of the Employer approve any agreement for the sale or disposition by such Employer to an unrelated party of all or substantially all of its assets, which Change in Control shall apply only to Employees of any such Employer.
     1.11 “Claimant” shall have the meaning set forth in Section 12.1.
     1.12 “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.
     1.13 “Committee” shall mean the committee designated to administer the Plan as described in Article 11.
     1.14 “Company” shall mean Allied World Assurance Company (U.S.) Inc. and any successor to all or substantially all of the Company’s assets or business.
     1.15 “Deferral Account” shall mean, with respect to any Participant, an account to which shall be credited the Participant’s Annual Deferral Amounts, and any income, gains and losses attributable thereto, less any amounts distributed to the Participant or his Beneficiary that relate to such Deferral Account. The Deferral Account balance shall be a bookkeeping entry only and shall be utilized solely for the measurement and determination of the amounts to be paid to a Participant or his Beneficiary pursuant to the Plan.
     1.16 “Disability” or “Disabled” shall mean, with respect to any Participant, an inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. The Participant shall be deemed Disabled if determined to be (i) totally disabled by the Social Security Administration or (ii) disabled under a Company sponsored disability insurance program, provided such program’s definition of disability complies with Section 409A.
     1.17 “Distribution Event” shall mean the earlier of a Participant’s Retirement, Disability, Termination of Employment, death or a Change in Control, the occurrence of which entitles the Participant (or his Beneficiary, as the case may be) to Benefits in accordance with Article 6.
     1.18 “Domestic Partner” shall mean a person who has formed a domestic partnership with a Participant where such partnership has been in existence throughout the one-year period ending on the earlier of the Participant’s date of death or the date distribution of his Benefits commences. A domestic partnership is: (i) a relationship between two adults of the same or opposite gender, which includes residing together and being jointly responsible for each other’s common welfare and financial obligations, where the Participant has attested to meeting certain criteria for domestic partnership as determined from time to time by the Committee in accordance with applicable law; or (ii) a domestic partnership that has been registered with a governmental entity pursuant to State or local law authorizing such registration.
     1.19 “Earnings” means the payments expressed in monetary terms and paid (directly or indirectly) to the Participant by the Employer of any wages, salary or leave pay up to a maximum of $200,000 per year or such higher maximum per year as the Employer shall in its absolute discretion determine, but does not include any of the following: (i) any fee or commission; or (ii) any bonus, including payments from a profit-sharing scheme, housing benefit, cost of living allowance or other perquisite paid to a Participant; or (iii) overtime payments, severance payments, retirement or long-service recognition payments or health insurance premiums.
     1.20 “Election Form” shall mean the form established from time to time by the Committee for Participants to make elections under the Plan. A Participant must complete and submit a new Election Form for each Plan Year in which a Participant elects to defer a portion of his Earnings and indicate the form and time at which amounts deferred during such Plan Year are to be distributed. The Subsequent Election Limitations applies independently to each such Election Form.
     1.21 “Employee” shall mean a person who is subject to U.S. income tax and is an employee of any Employer.
     1.22 “Employer” shall mean the Company or any Affiliate of the Company that has been selected by the Company to participate in the Plan.
     1.23 “Employer Contribution” means the amount the Employer contributes to the Plan pursuant to Section 4.1 hereof for each Plan Year.
     1.24 “Employer Contribution Account” shall mean, with respect to any Participant, an account to which shall be credited the Employer Contributions pursuant to Section 4.1, and any income, gains and losses attributable thereto, less any amounts distributed to the Participant or his Beneficiary that relate to such Account. The Employer Contribution Account balance shall be a bookkeeping entry only and shall be utilized solely for the measurement and determination of the amounts to be paid to a Participant or his Beneficiary.
     1.25 “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as it may be amended from time to time.
     1.26 “Key Employee” shall mean an Employee treated as a “specified employee” under Code Section 409A(a)(2)(B)(i), i.e., a key employee of the Company (as defined in Code Section 416(i) without regard to paragraph (5) thereof), which is defined as an employee who, at any time during the year, is (i) an officer of the Company having annual compensation in excess of $130,000 (indexed), (ii) a five percent owner of the Parent Company, or (iii) a one percent owner of the Parent Company having annual compensation of more than $150,000. For purposes of clause (i), no more than 50 employees (or, if lesser, the greater of three or ten percent of the employees) shall be treated as officers. The Committee shall determine which Employees shall be deemed Key Employees using December 31st as an identification date.

     1.27 “Key Employee Limitation” shall mean the following limitation, which is intended to comply with Section 409A. Notwithstanding any Election Form to the contrary, distribution of the Benefit payable by reason of a Participant’s Termination of Employment or Retirement to a Participant who is a Key Employee shall not be made before six months after such separation from service (or, if earlier, the Participant’s date of death). At the end of such six-month period, payments that would have been payable but for the Key Employee Limitation shall be paid in lump sum on the first day of the seventh month following the Participant’s Termination of Employment or Retirement and remaining payments shall commence as indicated on the relevant Election Forms.
     1.28 “Parent Company” shall mean Allied World Assurance Company Holdings, Ltd and any successor to all or substantially all of its assets or business.
     1.29 “Participant” shall mean any Employee (i) who is selected to participate in the Plan, (ii) who timely submits a signed Election Form to the Committee, and (iii) who commences participation in the Plan. A spouse or former spouse of a Participant shall not be treated as a Participant or have an Account balance, even if such spouse or former spouse has an interest in the Participant’s Benefits as a result of applicable law or property settlements resulting from legal separation, divorce or dissolution of the domestic partnership.
     1.30 “Plan” shall mean the Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan, which shall be evidenced by this instrument, as it may be amended from time to time.
     1.31 “Plan Year” shall mean a period beginning on January 1 of each calendar year and continuing through December 31 of such calendar year.
     1.32 “Retirement”, “Retire(s)”, “Retiring” or “Retired” shall mean, with respect to an Employee, a voluntary severance from employment from any Employers participating in the Plan (for any reason other than a leave of absence, death or Disability) on or after the attainment of age sixty five (65).
     1.33 “Section 409A” shall mean Code Section 409A, as the same may be amended from time to time, and any successor statute to such section of the Code.
     1.34 “Short-Term Payout” shall mean the Benefit set forth in Section 5.1.
     1.35 “Subsequent Election Limitations” shall mean the following limitations applicable to any Participant’s subsequent election to delay receipt of Benefits or to change the form of such payment: (i) such election may not take effect until at least 12 months after the date on which the election is made; (ii) with respect to an election related to Benefits payable for reasons other than death, Disability or Unforeseeable Emergency, no payments specified in a subsequent election may be made during the five-year period commencing on the date distribution of benefits would have commenced but for such subsequent election; and (iii) with respect to a subsequent election related to Benefits payable pursuant to a fixed schedule or payable at a specified time, such election may not be made less than 12 months prior to the date of the first scheduled payment. For purposes hereof, installment payments shall be treated as a single payment.

     1.36 “Termination of Employment”, “Terminate Employment” or “Terminating Employment” shall mean the severing of employment with any Employer participating in the Plan, voluntarily or involuntarily, for any reason other than Retirement, Disability, death or an authorized leave of absence, provided the Employee does not remain employed with any other Employer.
     1.37 “Trust” shall mean the Trust Agreement under the Allied World Assurance Company (U.S.) Inc. Supplemental Executive Retirement Plan with Reliance Trust Company effective as of December 31, 2006, as amended from time to time, and any successor trust thereto.
     1.38 “Unforeseeable Emergency” shall mean a severe financial hardship to a Participant resulting from an illness or accident of the Participant, the Participant’s spouse or a dependent (within the meaning of Code Section 152(a)) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, or such other circumstances or events, if any, that are included within the meaning of “unforeseeable emergency” under Section 409A.
Article 2
Selection and Enrollment
     2.1 Selection of Participants by Committee. Participants shall be limited to a select group of senior management Employees, as determined by the Committee.
     2.2 Initial Enrollment Requirements. As a condition to participation, each Participant shall complete, execute and return to the Committee, an Election Form, with respect to services performed subsequent to such election, within 30 days after being selected to participate in the Plan. Any Participant may, on or before December 31, 2007, change his elections with respect to amounts deferred under the Plan on or before December 31, 2007; provided that such election may not apply to payments that would otherwise be payable in 2007 or cause payments to be made in 2007 that would otherwise be payable in a later year. The Committee shall establish from time to time such other enrollment requirements as it determines are necessary, convenient or appropriate to carry out any of the purposes or the intent of the Plan or to better assure the Plan’s compliance with Section 409A. Participation shall commence as soon as practicable following timely receipt of all required enrollment materials.
     2.3 Termination of Participation and/or Deferrals. Any Employee who becomes a Participant shall remain a Participant until the earliest to occur of his Termination of Employment, Disability, Retirement or death. However, if the Committee determines in good faith that a Participant no longer qualifies as a member of a select group of management or highly compensated employees, as membership in such group is determined in accordance with Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, the Participant’s participation in the Plan will cease on December 31st of the Plan Year in which such determination is made.

Article 3
Deferral of Compensation
     3.1 Amount of Deferral. Subject to Section 3.2, each Plan Year a Participant may elect to defer his Earnings in one percent (1%) increments up to a maximum percentage of twenty-five percent (25%) of such Earnings or as shall otherwise be determined for each Participant by the Committee in its sole discretion. Except as otherwise provided herein, any such election shall be irrevocable.
     3.2 Election to Defer. Except as provided below, each Plan Year a Participant may make an irrevocable deferral election, by timely delivering an Election Form to the Committee, in accordance with its rules and procedures, before the end of the Plan Year preceding the Plan Year for which the election is made. If no such Election Form is timely delivered for a Plan Year, the Annual Deferral Amount shall be zero for that Plan Year. Such Election Form shall indicate the form and time at which amounts deferred during such Plan Year are to be distributed. Subject to the Subsequent Election Limitations, such distribution election shall govern the deferred amounts.
     3.3 Withholding of Annual Deferral Amounts. For each Plan Year, the Annual Deferral Amount shall be withheld from each regularly scheduled Employer payroll in equal amounts, as adjusted from time to time for changes in Earnings. Any Earnings not paid in scheduled payroll shall be withheld at the time the Earnings are or otherwise would be paid to the Participant.
     3.4 Investment of Trust Assets. The trustee of the Trust shall be authorized, upon written instructions received from the Committee or an investment manager appointed by the Committee, to invest and reinvest the assets of the Trust in accordance with the applicable Trust Agreement, including the disposition of stock and reinvestment of the proceeds in one or more investment vehicles designated by the Committee.
     3.5 Vesting of Deferral and Employer Contributions Accounts. A Participant shall at all times be 100% vested in his Deferral Account. A Participant’s vested interest in his Employer Contribution Account shall be determined under Section 4.3.
     3.6 Crediting/Debiting of Account Balances. Amounts shall be credited or debited to a Participant’s Account in accordance with the following rules:
          3.6.1 Election of Measurement Funds. A Participant, in connection with his initial deferral election pursuant to Section 2.2, shall elect, on an Election Form, one or more Measurement Funds (defined in Section 3.6.3) to be used to determine the additional amounts to be credited to his Account. Once each calendar month, a Participant may change the Measurement Fund(s) to be used to determine the additional amounts to be credited to his Account, or the portion of his Account allocated to each previously or newly elected Measurement Fund.
          3.6.2 Proportionate Allocation. In making an election described in Section 3.6.1, the Participant shall specify on the Election Form, in increments of one percentage point

(1%), the percentage of his Account to be allocated to a Measurement Fund (as if the Participant was making an investment in that Measurement Fund with that portion of his Account).
          3.6.3 Measurement Funds. The Participant may elect one or more of the measurement funds selected by the Committee (the “Measurement Funds”) for the purpose of crediting additional amounts to his Account. The Committee may, in its sole discretion, discontinue, substitute or add a Measurement Fund at any time.
          3.6.4 Crediting or Debiting Method. The performance of each Measurement Fund shall be determined by the Committee, in its reasonable discretion, based on the performance of the Measurement Funds themselves. A Participant’s Deferral Account balance shall be credited or debited on a daily basis based on the performance of each applicable Measurement Fund as though (i) a Participant’s Deferral Account was invested in the Measurement Fund(s) selected by the Participant and (ii) the portion of the Annual Deferral Amount that was actually deferred during any calendar month was invested in such Measurement Fund(s) in the percentages applicable to such calendar month, no later than the close of business on the last business day of such calendar month, at the closing price on such date. A Participant’s Employer Contribution Account balance shall be credited or debited on a daily basis based on the performance of each applicable Measurement Fund as though (i) a Participant’s Employer Contribution Account was invested in the Measurement Fund(s) selected by the Participant and (ii) the portion of the Employer Contribution that was actually deferred during any calendar month was invested in such Measurement Fund(s) in the percentages applicable to such calendar month, no later than the close of business on the last business day of such calendar month, at the closing price on such date.
          3.6.5 No Actual Investment. Notwithstanding any other provision of the Plan to the contrary, the Measurement Funds are to be used for measurement purposes only, and a Participant’s election of any such Measurement Fund, the allocation to his Account thereto, the calculation of additional amounts and the crediting or debiting of such amounts to a Participant’s Account shall not be considered or construed in any manner as an actual investment of his Account in any such Measurement Fund. If the Committee or the trustee of the Trust, in its own discretion, decides to invest funds in any or all of the Measurement Funds, no Participant shall have any rights in or to such investments. Without limiting the foregoing, a Participant’s Account shall at all times be a bookkeeping entry only and shall not represent any investment made on his behalf by the Company or the trustee, and the Participant shall at all times remain an unsecured creditor of the Company.
     3.7 FICA and Other Taxes. In accordance with Section 409A, for each Plan Year in which an Annual Deferral Amount is being withheld with respect to a Participant, the Participant’s Employer shall withhold from that portion of the Participant’s compensation that is not being deferred, in a manner determined by the Employer, the Participant’s share of FICA, if applicable, and any other applicable employment taxes on such Annual Deferral Amount. If necessary, the Committee may reduce the Annual Deferral Amount in order to comply with this Section 3.7, provided such amount does not exceed the aggregate of the FICA amount and the applicable income tax withholding related to such FICA amount.

     3.8 Withholding on Distributions. The Employer, or the trustee of the Trust, shall withhold from any payments made to a Participant under the Plan all federal, state and local income, employment and other taxes that the Employer or the trustee of the Trust, as applicable, deems necessary or appropriate to be withheld, in connection with such payments, in amounts and in a manner to be determined in the sole discretion of the Employer or the trustee of the Trust, as the case may be.
Article 4
Employer Contributions
     4.1 Employer Contributions. Each Participant’s Employer Contribution Account shall be credited with Employer Contributions equal to no less than ten percent (10%) of the Participant’s Earnings for the applicable period, as determined by the Committee. Employer Contributions shall be credited to a Participant’s Account on a monthly basis, but in no event later than fifteen (15) days after the close of each month. Amounts shall be credited or debited to the Participant’s Employer Contribution Account in accordance with Section 3.6.
     4.2 Distribution. A Participant’s Employer Contribution Account shall be distributed at the same time and in the same form as the Participant’s Deferral Account. If a participant did not properly complete and deliver an Election Form for a Plan year, the vested Employer Contributions with respect to such Plan Year shall be distributed from the Employer Contribution Account in a lump sum on the earliest Distribution Event. However, to the extent the Employer Contribution is distributed pursuant to a Short-Term Payout election under Section 5.1 prior to the date such Employer Contributions become vested, then such Employer Contribution Account shall be distributed within 90 days after the Participant becomes vested in such Employer Contributions.
     4.3 Vesting of Employer Contributions. Upon (i) Retiring after attaining age sixty five (65), (ii) terminating employment on account of death or Disability, (iii) termination of the Plan or (iv) a Change in Control, a Participant shall become fully vested in his Employer Contributions Account. A Participant who terminates employment prior to becoming vested under the preceding sentence shall have, as of the date of such termination, a non-forfeitable right to the following percentage of Employer Contributions.

Years of Continuous Employment	Vested Percentage
Less than 1	0
At least 1 but less than 2	20
At least 2 but less than 3	40
At least 3 but less than 4	60
At least 4 but less than 5	80
Upon completion of 5	100
Upon Terminating Employment, a Participant shall forfeit all unvested Employer Contributions credited to his Employer Contributions Account. Notwithstanding anything herein to the contrary, any Employee who is a Participant as of December 31, 2005 shall be credited with any continuous service with American International Group, Inc., The Chubb Corporation, Swiss Re

or the Affiliates of any of them, provided, that such service ceased immediately prior to the Participant’s commencement of employment with the Company or any of its Affiliates. Notwithstanding anything herein to the contrary, the Committee at any time and from time to time may order that all or any part of a Participant’s Employer Contribution Account shall become vested and no longer subject to forfeiture, and may order payment of the amounts so vested on the dates specified in such orders, if the Committee finds such action appropriate in the circumstances.
     4.4 Impact of Reemployment on Vesting. A Participant who is rehired by an Employer after his Termination of Employment shall not be entitled to amounts forfeited under Section 4.3 prior to his reemployment.
     4.5 FICA and Other Taxes on Employer Contributions. In accordance with Section 409A, for each Plan Year in which a Participant becomes vested in Employer Contributions credited to his Employer Contribution Account, the Participant’s Employer shall withhold from that portion of the Participant’s Earnings that is not being deferred, in a manner determined by the Employer, the Participant’s share of FICA, if applicable, and any other applicable employment taxes on the Employer Contributions vesting in such year. If necessary, the Committee may reduce the Annual Deferral Amount in order to comply with this Section 4.5, provided such amount does not exceed the aggregate of the FICA amount and the income tax withholding related to such FICA amount.
Article 5
Short-Term Payout and Unforeseeable Financial Emergencies
     5.1 Short-Term Payout. In connection with each election to defer an Annual Deferral Amount, a Participant may elect to receive such Annual Deferral Amount as a “Short-Term Payout” by indicating the specified date to which such amount is to be paid on the Election Form. The Short-Term Payout shall be a lump sum payment in an amount equal to the Annual Deferral Amount plus amounts credited or debited pursuant to Section 3.6 on that amount. The Participant’s Account shall be valued as of December 31st of the Plan Year preceding the Plan Year in which such distribution shall be made. Short-Term Payouts shall be distributed within 90 days after the first day of any Plan Year designated by the Participant that is at least five Plan Years after the Plan Year with respect to which the Annual Deferral Amount is actually deferred.
          5.1.1 Election Changes. Subject to the Subsequent Election Limitations, any Participant who elects a Short-Term Payout may make another election to further defer the distribution of such Short-Term Payout by submitting to the Committee either a new Election Form (during the open enrollment period) or a distribution re-election form (at any time during the Plan Year).
          5.1.2 Distribution Event Takes Precedence. Should a Distribution Event occur prior to a scheduled Short-Term Payout, then the provisions of Article 6 shall govern the distribution of Benefits.
     5.2 Unforeseeable Financial Emergencies. Upon approval by the Committee, a Participant may withdraw all or any portion of his vested Account balance for an Unforeseeable

Emergency. The amounts distributed with respect to an Unforeseeable Emergency may not exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under this Plan. Notwithstanding Section 3.2, if the Committee approves a distribution, the Participant’s deferrals under the Plan shall cease. A Participant electing a withdrawal under this Section 5.2 may designate the Account or Accounts from which any amounts so distributed shall be taken. If no election is made, amounts distributed shall be taken first from the Participant’s Deferral Account and then from the Participant’s Employer Contribution Account (to the extent vested).
Article 6
Benefit Distributions
     6.1 Distribution Event. Except as otherwise provided in Article 10, the Participant’s Benefit shall be distributed upon the occurrence of a Distribution Event in accordance with the provisions of this Article 6, subject to the Key Employee Limitation.
          6.1.1 Retirement Benefit. For each Plan Year in which the Participant makes an election to defer under Section 3.2, the Participant may elect on an Election Form to receive at Retirement amounts deferred and contributions credited to his Account for such Plan Year in either (i) a lump sum, or (ii) pursuant to the Annual Installment Method over a period of up to ten years. If a Participant does not make an affirmative election in any Plan Year, the Participant will be deemed to have elected a lump sum distribution with respect to amounts deferred that Plan Year. Subject to the Subsequent Election Limitations, a Participant may change any prior election annually to an allowable method of distribution by submitting to the Committee either a new Election Form (during open enrollment) or a distribution re-election form (at any point during the Plan Year).
          6.1.2 Termination Benefit. If a Participant Terminates Employment, his vested Account shall be paid in a lump sum.
          6.1.3 Disability Benefit. If a Participant becomes Disabled, either before or after Retirement or Terminating Employment, his vested Account (or remaining portion thereof) shall be paid in a lump sum.
          6.1.4 Death Benefit. Upon a Participant’s death, his vested Account shall be paid in a lump sum to his Beneficiary. However, if a Participant dies before his Benefit is paid in full, any undistributed Benefit payments shall continue and shall be paid to the Participant’s Beneficiary on the same schedule as the Benefit would have been paid to the Participant had the Participant survived.
     6.2 Valuation and Commencement of Benefits Payable in Cash. To the extent applicable, a Participant’s Account will be valued and Benefits payable in cash shall commence as follows:

          6.2.1 Valuation and Commencement of Lump Sum. The Participant’s Account will be valued as of the first day of the month following a Distribution Event. Subject to the Key Employee Limitation, Benefit payments will begin within 90 days following the Distribution Event.
          6.2.2 Valuation and Commencement of Installments. The Participant’s Account will be valued as of the first day of the month following a Distribution Event. Subject to the Key Employee Limitation, Benefit payments will begin on the first day of the third month following the Distribution Event.
     6.3 Automatic Cash-out of Small Accounts. Notwithstanding anything in the Plan or any Election Form to the contrary, if the value of a Participant’s vested Account is less than $100,000 at any point in time after the date of a Distribution Event, then such Account shall be paid in a lump sum within 90 days of the Distribution Event or the date the balance in such Account drops below $100,000. For purposes hereof, the Participant’s Account will be valued as of the first day of the month following such Distribution Event.
Article 7
Forfeiture
     7.1 Forfeiture Notwithstanding any other provisions of the Plan to the contrary, a Participant shall forfeit all vested and unvested Employer Contributions if he:
(a)	(i) willfully fails (except where due to physical or mental incapacity), willfully neglects or willfully refuses to substantially perform his duties; (ii) commits any willful or intentional act with regard to the Employer that has the effect of injuring the reputation or business of the Employer in a material manner; (iii) is convicted of, or pleads guilty or nolo contendere to, the commission of a criminal act that would constitute a felony in the United States; or (iv) commits an act of fraud, embezzlement or material dishonesty against the Employer (other than a good faith expense account dispute); or

(b)	at any time improperly discloses to others any trade secrets or other confidential information, including customer lists, relating to the Company or its Affiliates or to the business of the Company or its Affiliates.
Article 8
Beneficiary Designation
     8.1 Beneficiary. Each Participant shall have the right, at any time, to designate a Beneficiary to receive any Benefits payable under the Plan upon his death.
     8.2 Beneficiary Designation. A Participant may designate a Beneficiary by completing a Beneficiary Designation Form, and returning it to the Committee. A Participant shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Committee’s rules and procedures, as in effect from time to time. Upon the acceptance by the Committee of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be canceled. The

Committee shall be entitled to rely on the last properly executed Beneficiary Designation Form filed by the Participant and accepted by the Committee prior to his death. No designation or change in designation of a Beneficiary shall be effective until received and acknowledged in writing by the Committee.
     8.3 No Beneficiary Designation. If a Participant fails to designate a Beneficiary as provided in Sections 8.1 and 8.2 or if all designated Beneficiaries predecease the Participant or die prior to complete distribution of the Participant’s Benefits, the Participant’s surviving spouse or Domestic Partner, if any, shall be deemed the designated Beneficiary. If the Participant has no surviving spouse or Domestic Partner, the Benefits remaining to be paid to a Beneficiary shall be payable to the executor or personal representative of the Participant’s estate.
     8.4 Doubt as to Beneficiary. If the Committee has any doubt as to the proper Beneficiary to receive payments pursuant to the Plan, the Committee may cause the Participant’s Employer to withhold such payments until this matter is resolved to the Committee’s satisfaction.
     8.5 Discharge of Obligation. The payment of Benefits under the Plan to a Beneficiary shall fully and completely discharge all Employers and the Committee from all further obligations under the Plan with respect to the Participant.
Article 9
Leave of Absence
     9.1 Paid Leave of Absence. A Participant, who is authorized by his Employer to take a paid leave of absence, shall continue to be considered employed by the Employer, and the Annual Deferral Amount shall continue to be withheld during such paid leave of absence in accordance with Section 3.3.
     9.2 Unpaid Leave of Absence. Any Participant who is authorized by his Employer to take an unpaid leave of absence shall continue to be considered employed by the Employer and upon the Participant’s return to a paid employment status, deferrals shall resume for the remaining portion of the Plan Year in which the expiration or return occurs, based on the deferral election, if any, made for that Plan Year. If no election was made for that Plan Year, no deferral shall be withheld.
     9.3 Leave of Absence Exceeding Six Months. Notwithstanding Sections 9.1 or 9.2 hereof, if the period of a leave of absence (whether paid or unpaid) exceeds six months and the Participant’s right to reemployment is not provided either by law or contract, the Participant’s employment relationship is deemed to terminate on the first day of the month following such six-month period and the payment of Benefits shall commence in accordance with Article 6.
Article 10
Termination, Amendment and Modification
     10.1 Termination. The Company intends to continue the Plan indefinitely. However, the Company by action of its Board or a duly authorized committee thereof, in accordance with its by-laws, reserves the right to terminate the Plan at any time, subject to the limitations on plan termination imposed by Section 409A. However, no such termination shall deprive any Participant or Beneficiary of a right accrued under the Plan prior to the date of termination. A Participant’s entire Account shall then be distributed to the Participant (or Beneficiary) in such form and on the earliest date permitted under Section 409A.
     10.2 Amendment. The Company may, at any time, amend or modify the Plan in whole or in part by action of its Board, a committee thereof, or the Committee. However, no such amendment or modification may operate to (i) decrease the value of a Participant’s Account balance computed as of the date the amendment or modification is approved, or (ii) effect the timing or form of the distribution of an Account balance that is scheduled to commence on or before such date in a manner that would violate Section 409A.
     10.3 Effect of Benefit Payment. The full payment of the Benefit under Article 6, shall completely discharge all obligations to a Participant and his designated Beneficiaries under the Plan.
Article 11
Administration
     11.1 Committee Duties. The Plan shall be administered by a Committee, which shall consist of the Board or such committee, as the Board shall appoint. Members of the Committee may be Participants. The Committee shall have the discretion and authority to (i) make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Plan and (ii) decide or resolve any and all questions involving the interpretation of the Plan. Any individual serving on the Committee who is a Participant shall not vote or act on any matter relating solely to him. When making a determination or calculation, the Committee shall be entitled to rely on information furnished by a Participant or the Company.
     11.2 Agents. In the administration of the Plan, the Committee may, from time to time, employ agents and delegate to them such administrative duties as it sees fit (including acting through a duly appointed representative) and may from time to time consult with counsel who may be counsel to any Employer.
     11.3 Binding Effect of Decisions. The decision or action of the Committee with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.
     11.4 Indemnity of Committee. All Employers shall indemnify and hold harmless the members of the Committee, and any Employee to whom the duties of the Committee may be delegated, against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Plan, except in the case of willful misconduct by the Committee or any of its members or any such Employee.
     11.5 Employer Information. To enable the Committee to perform its functions, each Employer shall supply full and timely information to the Committee on all matters relating to the compensation of its Participants, the date and circumstances of the Retirement, Disability, death or Termination of Employment of its Participants, and such other pertinent information as the Committee may reasonably require.
Article 12
Claims Procedures
     12.1 Presentation of Claim. Any Participant or Beneficiary of a deceased Participant (such Participant or Beneficiary being referred to as a “Claimant”) may deliver to the Committee a written claim for a determination with respect to the amounts distributable to such Claimant from the Plan. If such a claim relates to the contents of a notice received by the Claimant, the claim must be made within 60 days after such notice was received by the Claimant. All other claims must be made within 180 days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the Claimant.
     12.2 Notification of Decision. The Committee shall consider a Claimant’s claim and make a final decision within 60 days of receipt of such claim based on all comments, documents, records, and other information submitted. This period may be extended by an additional 60 days for matters beyond the control of the Plan. The Committee shall notify the Claimant via electronic means or in writing that (i) the Claimant’s requested determination has been made, and that the claim has been allowed in full, or (ii) the Committee has reached a conclusion contrary, in whole or in part, to the Claimant’s requested determination. If any part of the claim is denied, such notice must set forth in a manner calculated to be understood by the Claimant (i) the specific reason(s) for the denial of the claim, or any part thereof, (ii) specific reference(s) to pertinent provisions of the Plan upon which such denial was based, (iii) a description of any additional material or information necessary for the Claimant to perfect the claim, and an explanation of why such material or information is necessary, and (iv) an explanation of the claim review procedures set forth in Sections 12.3 and 12.4.
     12.3 Review of Denied Claim. Within 60 days after receiving a notice from the Committee that a claim has been denied, in whole or in part, a Claimant (or the Claimant’s duly authorized representative) may file with a committee designated by the Board to determine such appeals (the “Appeals Committee”) a written request for a review of the denial of the claim. On receipt of such an appeal, a Claimant (or the Claimant’s duly authorized representative) will be given the opportunity to review and receive copies of any documents pertinent to the claim. Not later than 30 days after the review procedure commences, a Claimant (or the Claimant’s duly authorized representative) may request a hearing with the Appeals Committee, which the Appeals Committee, in its sole discretion, may grant.
     12.4 Decision on Review. The Appeals Committee will render a final decision within 60 days of receipt of the appeal, unless special circumstances require an extension of time to 120 days. The Appeals Committee will base its decision on all relevant information submitted by a Claimant (or the Claimant’s duly authorized representative) without regard to whether such information was previously submitted or considered. Such decision must be written in a manner calculated to be understood by the Claimant, and it must contain (i) specific reasons for the decision, (ii) specific reference(s) to the pertinent Plan provisions upon which the decision was based, and (iii) such other matters as the Appeals Committee deems relevant.

     12.5 Legal Action. A Claimant’s compliance with the foregoing provisions of this Article 12 is a mandatory prerequisite to a Claimant’s right to commence any legal action with respect to any claim for Benefits under this Plan.
Article 13
Trust
     13.1 Establishment of the Trust. The Company shall establish the Trust, and each Employer shall at least annually transfer over to the Trust such assets as the Employer determines, in its sole discretion, are necessary to provide, on a present value basis, for its respective future liabilities created with respect to the Annual Deferral Amounts for such Employer’s Participants for all periods prior to the transfer, as well as any debits and credits to the Participants’ Account balances for all periods prior to the transfer, taking into consideration the value of the assets in the trust at the time of the transfer.
     13.2 Interrelationship of the Plan and the Trust. The provisions of the Plan shall govern the rights of a Participant to receive distributions pursuant to the Plan. The provisions of the Trust shall govern the rights of the Employers and the creditors of the Employers to the assets transferred to the Trust. Each Employer shall at all times remain liable to carry out its obligations under the Plan.
     13.3 Distributions from the Trust. Each Employer’s obligations under the Plan may be satisfied with Trust assets distributed pursuant to the terms of the Trust, and any such distribution shall reduce the Employer’s obligations under the Plan.
Article 14
Miscellaneous
     14.1 Status of Plan. The Plan is intended (i) to be a plan that is not qualified within the meaning of Code Section 401(a) and is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of ERISA Sections 201(2), 301(a)(3) and 401(a)(1), and (ii) to comply with Section 409A. The Plan shall be administered and interpreted to the extent possible in a manner consistent with such intent.
     14.2 Unsecured General Creditor. Participants and their Beneficiaries, heirs, successors and assigns shall have no legal or equitable rights, interests or claims in any property or assets of an Employer. For purposes of the payment of Benefits under this Plan, any and all of an Employer’s assets shall be, and remain, the general, unpledged unrestricted assets of the Employer. An Employer’s obligation under the Plan shall be merely that of an unfunded and unsecured promise to pay money or distribute Shares, as the case may be, in the future.
     14.3 Employer’s Liability. The Employers shall be jointly and severally liable for all Benefits under the Plan, provided that the Employers’ liability for the payment of Benefits shall be defined only by the Plan and related forms. No Employer shall have any obligation to a Participant under the Plan except as expressly provided in the Plan and related forms.

     14.4 Nonassignability. Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt, the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are expressly declared to be, unassignable and non-transferable. No part of the amounts payable shall, prior to actual payment, be (i) subject to seizure, attachment, garnishment or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, (ii) transferable by operation of law in the event of a Participant’s or any other person’s bankruptcy or insolvency, or (iii) transferable to a spouse or Domestic Partner as a result of a property settlement or otherwise.
     14.5 Not a Contract of Employment. The terms and conditions of the Plan shall not be deemed to constitute a contract of employment between any Employer and a Participant. Nothing in this Plan shall be deemed to give a Participant the right to be retained in the service of any Employer as an Employee, or to interfere with the right of any Employer to discipline or discharge the Participant at any time.
     14.6 Furnishing Information. A Participant or his Beneficiary will cooperate with the Committee by furnishing any and all information requested by the Committee and take such other actions as may be requested in order to facilitate the administration of the Plan and the payments of Benefits hereunder, including, but not limited to, taking such physical examinations as the Committee may deem necessary.
     14.7 Terms. Whenever any words are used herein in the masculine, they shall be constructed as though they were in the feminine in all cases where they would apply, and whenever any words are used herein in the singular or in the plural, they shall be construed as though they were used in the plural or the singular, as the case may be, in all cases when they would so apply.
     14.8 Captions. The captions of the articles, sections and paragraphs of the Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.
     14.9 Governing Law. Subject to ERISA and the Code, the provisions of the Plan shall be construed and interpreted according to the laws of the State of Delaware without regard to its conflicts of law principles.
     14.10 Notice. Any notice or filing required or permitted to be given to the Committee under this Plan shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:
Allied World Assurance Company (U.S.) Inc.
Supplemental Executive Retirement Plan Committee
100 Summer Street
Boston, Massachusetts 02110

     Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Any notice or filing required or permitted to be given to a Participant under this Plan shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Participant.
     14.11 Successors. The provisions of this Plan shall bind and inure to the benefit of the Participant’s Employer and its successors and assigns and the Participant and the Participant’s Beneficiaries.
     14.12 Validity. If any provision of this Plan shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, and the Plan shall be construed and enforced as if such illegal or invalid provision had never been inserted herein.
     14.13 Incompetent. If the Committee determines in its discretion that a Benefit under this Plan is to be paid to a minor, a person declared incompetent or a person incapable of handling the disposition of that person’s property, the Committee may direct payment of such Benefit to the guardian, legal representative or person having the case and custody of such minor, incompetent or incapable person. The Committee may require proof of minority, incompetence, incapacity, or guardianship, as it may deem appropriate prior to distribution of the Benefit. Any payment of a Benefit shall be a payment for the account of the Participant and the Participant’s Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Plan for such payment amount.
     14.14 Distribution in the Event of Taxation. If the Internal Revenue Service or a court of competent jurisdiction determines that Plan Benefits are includible in the gross income of a Participant under Section 409A prior to actual receipt of the Benefits, the Company shall immediately cause to be distributed to the Participant the Benefits found to be so includible.
     14.15 Insurance. The Employers, on their own behalf or on behalf of the trustee of the Trust, and, in their sole discretion, may apply for and procure insurance on the life of the Participant, in such amounts and in such forms as the trustee may choose. The Employers or the trustee of the Trust, as the case may be, shall be the sole owner and beneficiary of any such insurance. The Participant shall have no interest whatsoever in any such policy or policies, and at the request of the Employers shall submit to medical examinations and supply such information and execute such documents as may be required by the insurance company or companies to whom the Employers have applied for insurance.

     14.16 Inability to Locate A Participant. It is the responsibility of a Participant to apprise the Committee of any change in his or her address or the address of any Beneficiary. In the event that the Committee is unable to locate a Participant or Beneficiary within two years of a Distribution Event, the Participant’s Account shall be forfeited and amounts returned to the Company and neither the Participant or any Beneficiary shall have a claim to such Benefits.
     14.17 Coordination with Other Benefits. Benefits provided for a Participant or Participant’s Beneficiary under the Plan are in addition to any other benefits available to such Participant under any other plan or program for employees of the Participant’s Employer. The Plan shall supplement and shall not supersede, modify or amend any other such plan or program, except as may otherwise be provided.
          IN WITNESS WHEREOF, the Company has signed this Plan document as of this 29th day of December 2006.

Allied World Assurance Company (U.S.) Inc.

By:	/s/ Richard E. Jodoin

Name: Title:	Richard E. Jodoin President

By:	/s/ Wesley D. Dupont

Name: Title:	Wesley D. Dupont Secretary

Exhibit 10.2
SEPARATION AND RELEASE AGREEMENT
          This Separation and Release Agreement (this “Agreement”), dated as of December 31, 2006, confirms the following understandings and agreements between Allied World Assurance Company Holdings, Ltd (the “Company”) and Jordan M. Gantz (hereinafter referred to as “you” or “your”).
          1. Employment Status. You have voluntarily terminated your employment with the Company and its subsidiaries effective on the close of business on December 31, 2006 (the "Termination Date”). You hereby confirm your resignation from any and all positions you held as an employee, officer or director of the Company or its subsidiaries as of the Termination Date.
          2. Separation Payments and Benefits.
          (a) The Company agrees to continue to pay your base salary (at a rate of $425,000 per annum) during the nine (9) month period (the "Severance Amount") immediately following the Termination Date (the “Severance Period”) in accordance with the Company’s normal payroll practices. If the parties agree, you may receive a discounted lump sum payment of the Severance Amount to be paid by January 31, 2007.
          (b) You will be entitled to continued participation, on the same basis (including without limitation, cost contributions) as the other senior executives of the Company or its subsidiaries, in any medical or dental plan maintained by the Company or its subsidiaries in which you were participating until the Termination Date (the “Welfare Plans”). Thereafter, the Company will pay up to $1000/month to you for benefits equivalent to those provided under the Welfare Plans through a medical plan provider of your choice in the State of Arizona until the earlier of (x) the end of the Severance Period or (y) the date, or dates, you are eligible to receive benefits under the same type of plan of a subsequent employer.
          (c) You will be entitled to a cash payment equal to the value of all unused vacation accrued through the Termination Date calculated in accordance with the Company’s vacation policy to be paid by January 31, 2007.
          (d) You will be entitled to receive all benefits, if any, that have accrued to your benefit through the Termination Date under the employee benefit plans and programs in which you participated as an employee of the Company or its subsidiaries in the manner and in accordance with the terms of such plans and programs. The Company agrees that the amounts under the Company’s Supplemental Executive Retirement Plan shall vest fully upon the Termination Date.
          (e) All vested Options shall, in accordance with the terms of the Company’s Amended and Restated 2001 Employee Stock Option Plan, remain exercisable for the three (3) month period following the Termination Date, at which point, any Options not exercised shall expire.
          (f) In connection with the Leasing Agreement, dated October 31, 2005 (the “Leasing Agreement”), pursuant to which you lease the premises Why Not, 20 Crown Hill,

Devonshire DV 03 (the “Premises”), you have notified the Landlord (as defined in the Leasing Agreement), in writing, of your intention to terminate the Leasing Agreement in accordance with paragraph 5(d) thereof. The Company will pay the rent and utility costs relating to the Premises until December 31, 2006. In connection therewith, you agree to fully vacate the Premises on or prior to December 31, 2006.
          (g) In connection with your repatriation, the Company will provide you with an allowance of $100,000 to cover your travel between Bermuda and your home in the United States, and to cover the various costs and expenses of shipping your household goods and personal effects to the United States to be paid by January 31, 2007.
          (h) The Company will continue to arrange and pay for the provision of the services of the accounting firm, KPMG, in order to prepare your 2006 and 2007 tax returns.
          (i) The Company confirms that you will be entitled to reimbursement by the Company of the additional tax obligation caused by the U.S. Tax Increase and Prevention and Reconciliation Act 2005 for 2006 in accordance with the policy set out by the Company by email on 15th June 2006 to its U.S. citizen employees.
          (j) The Company shall promptly reimburse you for any unreimbursed reasonable business expenses incurred by you in accordance with the terms of applicable Company policy, subject to your submission of appropriate documentation to the Company, as may be required by such policy, within a reasonable time following the date hereof.
          (k) The Company agrees that to the extent the Company communicates with its staff or with your prospective employers regarding your separation from the Company, the substance of any such communication shall be as set forth in Exhibit A.
          (l) From and after the Termination Date, except for such rights as are granted by this Agreement, you will no longer be entitled to receive any further payments, compensation or other monies (including severance compensation) from the Company or any of its subsidiaries or to receive any of the benefits or participate in any benefit plan or program of the Company or any of its subsidiaries, including without limitation, any salary payment, bonus payment, severance payment, salary continuation payment, accrued vacation or unused personal days and expense reimbursements.
          3. Release.
          (a) As used in this Agreement, the term “claims” will include all claims, covenants, warranties, promises, undertakings, actions, suits, causes of action, obligations, debts, accounts, attorneys’ fees, judgments, losses and liabilities, of whatsoever kind or nature, in law, equity or otherwise.
          (b) For and in consideration of the payments and benefits described in paragraph 2 above, and other good and valuable consideration, you, for and on behalf of yourself and your heirs, administrators, executors and assigns, effective the date hereof, do fully and forever release, remise and discharge the Company, its direct and indirect parents, subsidiaries and affiliates, together with their respective officers, directors, partners, shareholders, employees and agents (collectively, and with the Company, the “Group”) from any and all claims which you had, may have had, or now have against the Group, for or by reason of any matter, cause or thing whatsoever, including any claim arising out of or attributable to your employment or the termination of your employment with the Company, including but not limited to claims of breach of contract, wrongful termination, unjust dismissal, defamation, libel or slander, or under any federal, state or local law dealing with discrimination based on age, race, sex, national origin, handicap, religion, disability or sexual preference. This release of claims includes, but is not limited to, all claims arising under the Age Discrimination in Employment Act (“ADEA”), Title VII of the Civil Rights Act, the Americans with Disabilities Act, the Civil Rights Act of 1991, the Family Medical Leave Act, the Equal Pay Act, the New York Human Rights Law, the New York City Administrative Code, the Employment Act 2000 of Bermuda, the Human Rights Act 1981 of Bermuda, each as may be amended from time to time, and all other federal, state and local labor and anti-discrimination laws, the common law and any other purported restriction on an employer’s right to terminate the employment of employees.
          (c) You specifically release all claims relating to your employment and its termination under ADEA, a United States federal statute that, among other things, prohibits discrimination on the basis of age in employment and employee benefit plans.
          (d) You are specifically agreeing to the terms of the release contained in this paragraph 3 because the Company has agreed to pay you money and other benefits to which you were not otherwise entitled under the Company’s policies, and has provided such other good and valuable consideration as specified herein. The Company has agreed to provide this money and other benefits because of your agreement to accept it in full settlement of all possible claims you might have or ever had, and because of your execution of this Agreement.
          (e) Notwithstanding any provision of this paragraph 3 to the contrary, by executing this Agreement, you are not releasing any claims relating to: (i) your rights to enforce this Agreement, (ii) any indemnification rights you may have as a former officer or director of the Company or its subsidiaries in accordance with the Company’s or such subsidiary’s bye-laws, as the case may be, and (iii) any benefits under any directors’ and officers’ liability policy maintained by the Company or its subsidiaries, in accordance with such policy’s terms.
          (f) The Group does fully and forever release, remise and discharge you, your heirs, successors and assigns (collectively, the “Releasees”) from any and all claims which the Group ever had, now has or may have against the Releasees for or by reason of any matter, cause or thing whatsoever, including any claim arising out of or attributable to your employment or the termination of your employment with the Company; provided that such released claims shall not include any claims to enforce this Agreement, including specifically paragraph 5(d) of this Agreement (pertaining to the repayment of expenses advanced).
          4. No Suit. You represent that you have not filed or permitted to be filed against the Group, individually or collectively, any complaints, charges or lawsuits arising out of your employment, or any other matter arising on or prior to the date hereof, and you covenant and agree that you will never individually or with any other person file, or commence the filing of, any charges, lawsuits, complaints or proceedings with any governmental agency or otherwise against the Group with respect to the subject matter of this Agreement and claims released pursuant to this Agreement (including, without limitation, any claims relating to the termination of your employment), except as may be necessary to enforce this Agreement, to obtain benefits described in or granted under this Agreement, or to seek a determination of the validity of the waiver of your rights under ADEA. In addition, you agree that you will not voluntarily participate or assist in any judicial, administrative, arbitral or other proceedings of any nature or description against the Group brought by or on behalf of any administrative agencies or any current or former employees or service providers of the Company or any of its subsidiaries, other than pursuant to a valid subpoena or court order.
          5. Other Agreements.
          (a) Without the prior written consent of the General Counsel of the Company (the “General Counsel”), except to the extent required by an order of a court having jurisdiction or under subpoena from an appropriate government agency, in which event, you agree, to the extent legally permitted, to consult with the General Counsel prior to responding to any such order or subpoena, you will not discuss with, disclose to or use for the benefit of any third party any confidential or proprietary current or historical trade secrets, customer lists, drawings, designs, information regarding the Company’s insurance placements, product development (including types of insurance products), business practices, marketing plans, sales plans, management organization information, operating policies (including underwriting policies, risk assessment policies and relationships with its investors), legal matters, or manuals, business plans, financial records, packaging design or any other financial, commercial, business or technical information relating to the Company or its subsidiaries (collectively, “Confidential Information”); provided, however, that your obligation under this paragraph 5(a) will not apply to any information that is publicly available or hereafter becomes publicly available, in each case without your breach of this paragraph 5(a).
          (b) You agree that you will not make, or cause to be made, any statement or communicate any information (whether oral or written) that disparages or reflects negatively on the Company or any member of the Group, except as may otherwise be required by applicable law or compelled by process of law. The Company likewise agrees that its officers and directors and those of any Group Company (collectively, the “Company, its Directors and Officers") will not make, or cause to be made, any statement or communicate any information (whether oral or written) that disparages or reflects negatively on you; provided that nothing in this provision affects the Company’s, its Directors’, or Officers’: (i) testimonial obligations; or (ii) right to take a legal or factual position in litigation or other legal or administrative proceedings, including investigations by any regulatory authority.
          (c) You agree to cooperate fully with, and, upon reasonable notice, make yourself available to, the Company and its counsel in connection with any investigations, administrative proceedings or litigation relating to any matters in which you were involved or of which you had knowledge as a result of your employment with the Company, including but not limited to, the providing of interviews, statements, documents or other requested information so long as the co-operation sought shall not unreasonably interfere with your duties at a future employer. The Company agrees to provide you with reasonable notice regarding any such request for your cooperation and to pay for any pre-approved out-of-pocket expenses incurred by you in connection with such cooperation, including such fees and expenses of counsel of your choice, provided you supply the Company with appropriate documentation of such out-of-pocket expenses. The Company further agrees that should you suffer loss of income due to being obliged to take unpaid or reduced pay leave from a future employer in order to provide such co-operation to the Company, the Company shall pay to you an amount equivalent to this loss upon production of documentation evidencing the same.
          (d) The Company agrees that it shall continue to advance any legal or other expenses you reasonably incur solely in connection with your involvement in any investigation or proceedings undertaken by the Attorney General of Texas (or similar body) arising from your employment with the Company, and will pay any such fees and expenses of counsel of your choice incurred to date; provided that, in the event that there is a final adjudication that you engaged in an act of fraud or dishonesty, you shall be required to repay such expenses advanced.
          (e) Prior to the Termination Date, you shall deliver to the Company all of (i) the property of the Company, including credit cards, cell phones, handheld devices (e.g., Blackberry), equipment, card-key passes, door and file keys, computer access codes, software and other property that you received, prepared or helped prepare in connection with your employment with the Company, and (ii) all documents and data, of any nature and in whatever medium, containing or pertaining to any Confidential Information. You also agree that you have not retained and will not retain any copies, duplicates, reproductions or excerpts of the above items except as permitted by the Company.
          6. Remedies. The Company and you will be entitled to have the provisions of paragraph 5 specifically enforced through injunctive relief, without having to prove the adequacy of the available remedies at law, and without being required to post bond or security, it being acknowledged and agreed that any such breach will cause irreparable injury and that money damages will not provide an adequate remedy. Moreover, you understand and agree that if you breach any provisions of this Agreement, in addition to any other legal or equitable remedy the Company may have, the Company will be entitled to cease making any payments or providing any benefits to you or on your behalf under paragraphs 2(a) and 2(b) hereof, recover any payments made to you or on your behalf under paragraphs 2(a) and 2(b) hereof, and you will reimburse the Company for all its reasonable attorneys’ fees and costs incurred by it arising out of any such breach should a court so order. The remedies set forth in this paragraph 6 will not apply to any challenge to the validity of the waiver and release of your rights under ADEA. In the event you challenge the validity of the waiver and release of your rights under ADEA, then the Company’s right to attorneys’ fees and costs will be governed by the provisions of ADEA, so that the Company may recover such fees and costs if the lawsuit is brought by you in bad faith. Except as may be expressly provided in this paragraph, any such action permitted by the Company under this paragraph, however, will not affect or impair any of your obligations under this Agreement, including without limitation, your release of claims in paragraph 3 hereof. Each of you and the Company further agrees that nothing herein will preclude the Company or you from recovering attorneys’ fees, costs or any other remedies specifically authorized under applicable law.
          7. Severability. In the event that any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope, activity or subject, such provisions will be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.
          8. No Admission. Nothing herein will be deemed to constitute an admission of wrongdoing by you or the Company. Neither this Agreement nor any of its terms will be used as an admission or introduced as evidence as to any issue of law or fact in any proceeding, suit or action, other than an action to enforce this Agreement.
          9. Miscellaneous.
          (a) You and the Company represent and acknowledge that, in executing this Agreement, neither has relied upon any representation or statement not set forth herein. This Agreement sets forth the entire agreement between the parties hereto and, except as otherwise expressly provided, fully supersedes any and all prior negotiations, discussions, agreements or understandings between the parties hereto pertaining to the subject matter hereof. This Agreement may not be changed, amended or modified, except by writing signed by the party affected by such change, amendment or modification.
          (b) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
          (c) All payments provided for in this Agreement will be reduced by any and all applicable withholdings, contributions and payroll taxes.
          (d) This Agreement may be executed in two counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
          (e) This Agreement will be governed by and construed in accordance with the laws of the State of New York without application of conflict of law provisions.
          (f) The Company and you acknowledge that each has read this Agreement in its entirety, fully understand its meaning and are executing this Agreement voluntarily and of your own free will with full knowledge of its significance. You acknowledge and warrant that you have had the opportunity to consider for twenty-one (21) days the terms and provisions of this Agreement and that you have been advised by the Company to consult with an attorney prior to executing this Agreement. The Company and you will have the right to revoke this Agreement for a period of seven (7) days following your execution of this Agreement, by giving written notice of such revocation to the Company. This Agreement shall not become effective until the eighth (8th) day following your execution of it, without any revocation of this Agreement during the revocation period per the terms of this subsection (f). In the event of revocation of this Agreement pursuant to this subsection (f), this Agreement shall be null and void and of no effect, and the Company shall have no obligations under this Agreement.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

By:	/s/ Scott Carmilani

Name:	Scott Carmilani

Title:	President and Chief Executive Officer

/s/ Jordan M. Gantz

Jordan M. Gantz